

July 9, 2013

Via E-mail
Lawrence P. Tu
Senior Vice President and General Counsel
Dell Inc.
One Dell Way
Round Rock, Texas 78682

> **Re:** **Dell Inc.**
> **Definitive Additional Materials**
> **Filed July 5 and July 8, 2013**
> **File No. 000-17017**

Dear Mr. Tu:

We have reviewed the above-captioned filings, and have the following comments.  In some of our comments, we may ask to be provided with information so that we may better understand Dell's disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe any amendments are required, please tell us why in your response.

After reviewing any amendment to your filing, and the information you provide in response to these comments, we may have additional comments.

1.  We noticed the presentation titled "Dell Supplemental Investor Materials," and in particular, the projected valuations set forth on page 10.  Please advise us with the basis upon which Dell relied to apply the multiples of a different company (Hewlett Packard) to produce hypothetical valuations for Dell.  Refer to Rule 14a-9 (Note a) and Exchange Act Release 16833 (May 23, 1980).

2.  Dell appears to be utilizing non-GAAP financial measures without compliance with Regulation G.  Specifically, Dell presented Q4 FY 2013 Operating Income of $704 [million] on page 13 and indicated in a footnote that this Operating Income metric excludes certain items.  "Operating Income," as the term is used in the presentation, does not in fact represent Operating Income as disclosed in Dell's public filings.  Please revise or advise.

3.  Bloomberg published a news story that was attributable to Serena Saitto dated July 5, 2013, the same date as the filing for the Dell Supplemental Investor Materials, and reported that Michael Dell expects the stock to fall to about $7.90 a share if the proposed transaction is not approved. The source of this statement was cited as "a person with direct knowledge of [Mr. Dell's] thinking." Advise us whether Michael Dell, or any other employee of Dell or its agents, are responsible for providing this information to Bloomberg and/or Ms. Saitto. To the extent any of the aforementioned parties is responsible for providing such information, please provide us with the factual foundation in support of this valuation. Refer to Rule 14a-9 (Note a) and Exchange Act Release 16833 (May 23, 1980).

4.  In slide number 22 in the presentation filed on July 8, 2013, it appears as though non-GAAP financial measures may have been used without compliance with Regulation G. In slide number 28, Dell admits to using non-GAAP financial measures. Please provide revised disclosures that comply with Rule 100 of Regulation G, or advise.

    Closing Comments

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since Dell and its management professionals possess all facts relating to the public disclosures, they are responsible for the accuracy and adequacy of the disclosures Dell makes. In addition, please be aware that:

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   neither Dell nor the participants in Dell's solicitation may assert staff comments (or the absence of which) as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please also be advised that the Division of Enforcement has access to all information Dell provides the staff of the Division of Corporation Finance in our review of Dell's filings or in response to our comments on Dell's filings.

    You may contact Jan Woo, Attorney-Advisor, at (202) 551-3453 or, in her absence, the undersigned at (202) 551-3266 with any questions.

                                        Sincerely,

                                        /s/ Nicholas P. Panos

                                        Nicholas P. Panos
                                        Senior Special Counsel
                                        Office of Merger & Acquisitions

cc: <u>Via Email</u>
Jeffrey J. Rosen, Esq.
Debevoise & Plimpton LLP